 Exhibit (a)(1)(E)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated July 2, 2025, the related Letter of Transmittal and other related materials and any amendments, supplements or modifications thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or any other law or regulation of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with law or regulation, Purchaser will make a good faith effort to comply with any such law or regulation. If, after such good faith effort, Purchaser cannot comply with any such law or regulation, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state.
Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
SAGE THERAPEUTICS, INC.
at
$8.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, plus one non-transferable and non-tradable contingent value right per Share, which represents the right to receive
up to $3.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest upon the achievement of specified milestones
Pursuant to the Offer to Purchase dated July 2, 2025
by
SAPHIRE, INC.,
a wholly owned subsidiary
of
SUPERNUS PHARMACEUTICALS, INC.
Saphire, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Supernus Pharmaceuticals, Inc., a Delaware corporation (“Supernus”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Sage Therapeutics, Inc., a Delaware corporation (“Sage”), in exchange for (a) $8.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Closing Amount”), plus (b) one (1) non-transferable and non-tradable contingent value right per Share (the “CVR”), which represents the contractual right to receive a contingent payment of up to $3.50, in cash, net to the seller in cash, without interest and less any applicable withholding taxes, upon the satisfaction of specified milestones (as described below), in accordance with the terms of the CVR Agreement (as defined below), which amounts will become payable, if at all, if specified milestones are achieved prior to the applicable Milestone Deadline Date (as defined in the Offer to Purchase) (the Closing Amount plus one CVR collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and the other exhibits to the Tender Offer Statement on Schedule TO (which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or modified from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to Equiniti Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.
A CVR represents a non-transferable and non-tradable contractual contingent right to receive cash payments of up to $3.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the achievement of certain milestones (each such amount, a “Milestone Payment,”) in accordance with the terms of a Contingent Value Rights Agreement to be entered into among Supernus, Purchaser and a rights agent mutually agreeable to Supernus and Sage (the “CVR Agreement”).
One milestone payment of $0.50 per CVR, net to the seller in cash, (the “Milestone 1 Payment”) is payable (subject to certain terms and conditions set forth in the CVR Agreement) upon the first commercial sale after Regulatory Approval (as defined in the CVR Agreement) in Japan to a third-party customer of the pharmaceutical product that, as of June 13, 2025, is marketed in the United States under the name ZURZUVAE and is the subject of the current regulatory filing (including any amended filings based thereon) by Shionogi & Co., Ltd., inclusive of its affiliates, in Japan for Major Depressive Disorder by June 30, 2026 (the “Milestone 1 Deadline Date”).
A second Milestone Payment of $1.00 per CVR, net to the seller in cash, (the “Milestone 2 Payment”) is payable (subject to certain terms and conditions set forth in the CVR Agreement) if Net Sales (as defined in the CVR Agreement) of ZURZUVAE are equal to or exceed $250 million in the United States (the “U.S.”) during a calendar year on or prior to December 31, 2027 (the “Milestone 2 Deadline Date”).
A third Milestone Payment of $1.00 per CVR, net to the seller in cash, (the “Milestone 3 Payment”) is payable (subject to certain terms and conditions set forth in the CVR Agreement) if Net Sales (as defined in the CVR Agreement) of ZURZUVAE are equal to or exceed $300 million in the U.S. during a calendar year on or prior to December 31, 2028 (the “Milestone 3 Deadline Date”).
A fourth Milestone Payment of $1.00 per CVR, net to the seller in cash, (the “Milestone 4 Payment”) is payable (subject to certain terms and conditions set forth in the CVR Agreement) if Net Sales (as defined in the CVR Agreement) of ZURZUVAE are equal to or exceed $375 million in the U.S. during a calendar year on or prior to December 31, 2030 (the “Milestone 4 Deadline Date”).
Each Milestone may only be achieved once. The maximum amount payable with respect to the CVR issued in respect to each Share is $3.50 in the aggregate. It is possible that no milestone is achieved, and no payment is made with respect to the CVRs.
THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JULY 30, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated June 13, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among Sage, Supernus and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and provided that there are no legal restraints preventing or prohibiting the Merger, Purchaser will be merged with and into Sage pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Sage continuing as the surviving corporation and becoming a wholly owned subsidiary of Supernus (the “Merger”). In the Merger, each Share will be cancelled and converted into the right to receive the Offer Price.
The Offer is not subject to a financing condition. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in Section 15 — “Conditions of the Offer.” of the Offer to Purchase (collectively, the “Offer Conditions”), including the Minimum Condition (as defined below) and the Regulatory Condition (as defined below).
The term “Expiration Date” means one minute following 11:59 p.m. Eastern Time, on July 30, 2025, unless the expiration of the Offer is extended to a subsequent date and time in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date and time.
The Board of Directors of Sage has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), are fair to, and in the best interest of, Sage and its stockholders; (2) declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by Sage of the Merger Agreement and the consummation of the Transactions, including, the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that Sage’s stockholders tender their Shares to Purchaser pursuant to the Offer; in each case, on the terms and subject to the conditions of the Merger Agreement.
The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Supernus is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that: (i) if, at the scheduled Expiration Date, any Offer Condition, including the Minimum Condition, has not been satisfied or waived, Purchaser may, in its discretion (and without the consent of Sage or any other person) extend the Offer for one or more consecutive increments of up to ten business days each, until such time as such conditions have been satisfied or waived; (ii) Purchaser shall extend the Offer for any period required by any Legal Requirement (as defined in the Merger Agreement) or position of the Securities and Exchange Commission, or the staff thereof, or Nasdaq applicable to the Offer; and (iii) Purchaser shall extend the Offer for one or more consecutive increments of up to ten business days each, until such time as any waiting periods (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), shall have expired or been terminated; and (iv) if, at the scheduled Expiration Date, any Offer Condition shall not have been satisfied or waived (to the extent waivable by Purchaser or Supernus), if so requested by Sage, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten days per extension; provided, however, that in no event shall Purchaser be required to extend the Offer beyond the earlier to occur of (i) the valid termination of the Merger Agreement pursuant to its terms and (ii) October 13, 2025, or be permitted to extend the Offer beyond such time without the prior written consent of Sage.
The “Minimum Condition” means that there shall have been validly tendered (and not validly withdrawn) prior to the expiration of the Offer that number of Shares that, when added to any Shares then owned beneficially by Supernus, Purchaser or any other subsidiary of Supernus, would represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer.
The “Regulatory Condition” means that any applicable waiting period under the HSR Act has expired or been terminated.
If the Offer is consummated, Purchaser will not seek the approval of Sage’s remaining stockholders before effecting the Merger. Supernus, Purchaser and Sage have elected to have the Merger Agreement and the Transactions governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of Sage’s stockholders.
Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer, except that Sage’s prior written consent is required for Purchaser to: (i) decrease the Closing Amount or amend the terms of the CVR or the CVR Agreement; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer; (iv) impose conditions or requirements to the Offer in addition to the Offer Conditions set forth in the Merger Agreement; (v) amend, modify or waive the Minimum Condition, Termination Condition or the conditions with respect to any waiting period (or any extension thereof) applicable to the Offer under the HSR Act or with respect to any Specified Governmental Body orders or Legal Requirements as set forth in Annex I to the Merger Agreement (vi) amend or modify any of the other terms of the Offer in a manner that adversely affects, or reasonably could adversely affect, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Supernus or Purchaser to consummate timely the Offer, the Merger or any of the other Transactions; (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as otherwise provided in the Merger Agreement; or (vii) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date.
Purchaser is not providing for guaranteed delivery procedures. Therefore, Sage stockholders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of The

Depository Trust Company (“DTC”), which is earlier than one minute following 11:59 p.m., Eastern Time, on the Expiration Date. In addition, for Sage stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to one minute following 11:59 p.m., Eastern Time, on the Expiration Date.
For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Closing Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments in respect of the Closing Amount from Supernus and Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Neither Purchaser nor Supernus will be required to deposit any funds related to the CVRs with the rights agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. Under no circumstances will Supernus or Purchaser pay interest on the Offer Price for Shares accepted for payment in the Offer, regardless of any extension of the Offer or any delay in making such payment.
In all cases, Purchaser will pay for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with all required signature guarantees, and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after August 31, 2025, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment, pursuant to Section 14(d)(5) of the Exchange Act.
For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution,” unless such Shares have been tendered for the account of an “eligible institution.” If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.
Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase at any time prior to the Expiration Date.
The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.
Sage has provided Purchaser with Sage’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Sage stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
The exchange of Shares for cash and CVRs pursuant to the Offer or the Merger, as applicable, will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potential character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVRs, which is uncertain. The receipt of the CVRs s pursuant to the Offer or the Merger, as applicable, might be treated as either a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes as discussed in Section 5 — “Material U.S. Federal Income Tax Considerations” of the Offer to Purchase. Supernus intends to treat a stockholder’s receipt of a CVR pursuant to the Offer or the Merger, as applicable, for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares in a “closed transaction” pursuant to the Offer or the Merger, as applicable.
You are urged to consult with your tax advisor as to the particular tax considerations relevant to you and the consequences of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).
The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.
Questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, NY 10005
Banks & Brokers May Call: (212) 931-0828
All Others Call Toll-Free: (877) 361-7972
Email: sage@dfking.com
July 2, 2025